SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Information: DaimlerChrysler in Q3 2004: operating profit increases to €1.3 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Press Information

October 28, 2004

Contact:
Thomas Fröhlich	Phone +49 (0)7 11/17-9 33 11
Han Tjan	Phone +1 212 909-9061

DaimlerChrysler in Q3 2004: operating profit increases to €1.3 billion

Stuttgart/Auburn Hills - DaimlerChrysler (stock-exchange abbreviation DCX) achieved a third-quarter operating profit of €1.3 billion, surpassing the prior-year result of €1.2 billion by 7%.

Net income for the third quarter amounted to €1.0 billion (Q3 2003: net loss of €1.7 billion, including a €2 billion impairment on investment in EADS). Earnings per share improved to €0.94 (Q3 2003: a loss per share of €1.63).

Against the backdrop of slightly weaker growth in the worldwide automobile economy, DaimlerChrysler sold a total of 1.1 million vehicles in the third quarter, surpassing the figure for the same quarter last year by 2%. Total revenues increased by 2% to €34.9 billion, despite the appreciation of the Euro against the US dollar, mainly due to the higher unit sales. Adjusted for changes in the consolidated Group and currency-translation effects, there was growth of 4%.

The operating profit achieved by the Mercedes Car Group of €304 million was lower than in the prior-year quarter, due to the predominantly lifecycle-related change in the model mix at

Mercedes-Benz Passenger Cars, high launch and startup costs for the second product offensive, and the costs of the ongoing comprehensive quality offensive. There was also a negative impact on earnings from the strength of the Euro against the US dollar. At smart, operating profit was significantly affected by higher marketing costs and lower unit sales of some models.

With an operating profit of €217 million in the third quarter the Chrysler Group exceeded its prior-year earnings (€147 million) yet again. Operating profit for Q3 2004 includes restructuring charges of €104 million for the closure and disposal of manufacturing facilities. The increased earnings are primarily a result of an improved model mix and lower sales incentives, due to the market success of the new products.

Due to expenses of €405 million, in the third quarter, as a result of recall campaigns and quality-improving measures at MFTBC, Commercial Vehicles’ operating profit of €159 million did not reach the result of the prior-year quarter (€198 million). On the other hand, there was exceptional income of €60 million from the ending of the truck-engine joint venture with Hyundai Motor.

The Services division improved its third-quarter operating profit from €284 million to €412 million, despite a charge of €119 million in respect of Toll Collect. The increase in earnings is primarily a result of the improved portfolio quality and reduced need for risk provisioning.

The Other Activities segment increased its operating profit to €258 million (Q3 2003: operating loss of €104 million). The result includes a positive contribution from the settlement reached with Bombardier to end the arbitration proceedings regarding the

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disposal of Adtranz (€120 million).

For full-year 2004, the Mercedes Car Group anticipates a slight increase in unit sales over the prior year’s volume of 1.2 million passenger vehicles. Operating profit will be substantially lower than last year as a result of a changed model mix, higher marketing expenditure and lower unit sales of some models at smart, exchange-rate effects, increased advance expenditure for new products, and the comprehensive quality offensive.

The Chrysler Group is convinced that the positive developments of the first three quarters will continue, due in particular to the success of its new products. Despite the difficult market environment with a continuation of high sales incentives, the Chrysler Group expects to achieve considerable positive earnings in full-year 2004.

Despite charges relating to MFTBC’s recall campaigns and quality measures, the Commercial Vehicles division expects a significant improvement in operating profit for the year 2004. The main reasons for this positive development are the increased unit sales, together with the division’s attractive product range and its cost-cutting programs.

The positive business trend in the field of automobile related financial services should continue for the Services division, although the latest interest-rate rises could have a negative impact on refinancing costs. Toll Collect’s preparations to introduce its toll system for trucks in Germany on January 1, 2005 are running according to plan. Operating profit for full-year 2004 might be lower than the very high level of 2003, however, due to charges related to the division’s shareholding in Toll Collect.

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Based on the above assessments, DaimlerChrysler continues to expect a significant improvement in operating profit for the full year compared with 2003 (€5.1 billion excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the sale of MTU Aero Engines).

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Internet Site

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: October 28, 2004